July 18, 2013

Mark S. Webb
Legal Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Hills Bancorporation
Form 10-K for the Year Ended December 31, 2012
Filed March 13, 2013
SEC File No. 000-12668

Dear Mr. Webb:

We are in receipt of the letter from the Staff of the Securities Exchange Commission, dated July 8, 2013, regarding the filing indicated above.  Our response follows your comment, which we have reproduced in bold print.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

In our responses, where requested, we have agreed to change the disclosures in our future filings. We are doing so in order to improve our disclosures, not because we believe our filings are materially deficient or inaccurate.

Part III

1.	Certain information required to be included in this Part has not sufficiently been incorporated from your definitive proxy statement. Please file an amended 10-K that provides, where appropriate, the accurate section headings in the proxy for each of the disclosure components required to be provided in response to Items 10-13.

Management’s Response:

The Company will file an amendment to Items 10 through 13 of Part III of its 10-K as provided below:

PART III

Item 10.	Directors, Executive Officers and Corporate Governance

The information required by Item 10 of Part III is presented under the items entitled “Information Concerning Nominees for Election as Directors,” “Information Concerning Directors Other than Nominees,” “Audit Committee,” and “Corporate Governance and the Boards of Directors”  in the Company’s Definitive Proxy Statement dated March 15, 2013 for the Annual Meeting of Stockholders on April 15, 2013. Such information is incorporated herein by reference.

The Company has a Code of Ethics in place for the Chief Executive Officer and Chief Financial Officer. A copy of the Company’s Code of Ethics will be provided free of charge, upon written request to:

Shari DeMaris
Treasurer
Hills Bancorporation
131 Main Street
Hills, Iowa 52235

The executive officers of the Company and the Bank, along with their respective ages and positions held, are identified in the table below.

Name	Age	Position
Company
Dwight O. Seegmiller	60	Mr. Seegmiller, who joined the Company in 1975, has served as its President since 1986. Prior to 1986, Mr. Seegmiller was the Senior Vice President of Lending.
Shari J. DeMaris	43
Ms. DeMaris was appointed Secretary, Treasurer and Principal Financial Officer on November 1, 2012, replacing James Pratt whose retirement became effective on October 31, 2012.   Ms. DeMaris served as Senior Vice President, Director of Finance since December of 2008.

Bank
Timothy D. Finer	51	Mr. Finer has held the position of Senior Vice President, Director of Real Estate Lending since 2005.
Marty J. Maiers	55	Mr. Maiers has held the position of Senior Vice President, Director of Retail Banking since 2008.
Steven R. Ropp	52	Mr. Ropp has held the position of Senior Vice President, Director of Commercial Banking since 2008.
Bradford C. Zuber	56	Mr. Zuber has held the position of Senior Vice President, Director of Trust Services since 1987.

Item 11.	Executive Compensation

The information required by Item 11 of Part III is presented under the items entitled  “Compensation Discussion and Analysis,” “Summary of Cash and Certain Other Compensation Paid to the Named Executive Officers,” “Compensation and Incentive Stock Committee Interlocks and Certain other Transactions with Executive Officers and Directors,” and “Compensation and Incentive Stock Committee Report”  in the Company’s Definitive Proxy Statement dated March 15, 2013 for the Annual Meeting of Stockholders on April 15, 2013. Such information is incorporated herein by reference.

Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by Item 12 of Part III is presented under the item entitled “Security Ownership of Certain Beneficial Owners and Management”  in the Company’s Definitive Proxy Statement dated March 15, 2013 for the Annual Meeting of Stockholders on April 15, 2013. Such information is incorporated herein by reference.

The following table sets forth information regarding the Company’s equity compensation plan as of December 31, 2012, all of which relates to stock options issued under stock option plans approved by stockholders of the Company.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans [excluding securities reflected in column (a)]
Equity compensation plans approved by security holders	17,985	$47.62	76,186
Equity compensation plans not approved by security holders	-	-	-
Total	17,985	$47.62	76,186

Item 13.	Certain Relationships and Related Transactions, and Director Independence

The information required by Item 13 of Part III is presented under the items entitled “Corporate Governance and the Boards of Directors,” and “Compensation and Incentive Stock Committee Interlocks and Certain other Transactions with Executive Officers and Directors” in the Company’s Definitive Proxy Statement dated March 15, 2013 for the Annual Meeting of Stockholders on April 15, 2013. Such information is incorporated herein by reference.

Item 14.	Principal Accounting Fees and Services

Information required by this item is contained in the Company’s Definitive Proxy Statement dated March 15, 2013 for the Annual Meeting of Shareholders on April 15, 2013, under the heading “Independent Registered Public Accounting Firm – Audit and Other Fees,” which section is incorporated herein by this reference.

Item 10.  Directors, Executive Officers and Corporate Governance

2.	Please amend your 10-K to include biographical information for each of your non-director executive officers. Refer to Item 401 of Regulation S-K.

Management’s Response:

See the Company’s response to comment 1 regarding the amended disclosure to be included in Item 10 of Part III.   The Company will file an amendment to its 10-K that includes biographical information for each of its non-director executive officers under Part III, Item 10.

Item 13.  Certain Relationships and Related Transactions, and Director Independence, incorporated from page 14 of the definitive proxy statement on Schedule 14A

3.	Please confirm that by comparable transactions with “other persons” on page 15 of your definitive proxy statement, you mean “persons not related to” the company, and please confirm that you will revise future filings to include the corrected representation. Refer to the instructions to Item 404(a) of Regulation S-K.

Management’s Response:

“Other persons” on page 15 of the Company’s definitive proxy statement means persons not related to the Company.  Future filings will include language to this effect.

Our goal is to properly comply with the applicable disclosure requirements and to enhance the overall disclosure in our filings. Please contact me at (319) 679-2102 if you have any questions, concerns or if you would like further information about this response.

Sincerely,

/s/ Shari DeMaris
Shari DeMaris
Secretary, Treasurer and Chief Accounting Officer

cc:	Jason L. Rader, BKD, LLP
Martin D. Werner, Shumaker, Loop & Kendrick, LLP